May 1, 2018

Mr. Abe Friedman or Mr. Andrew Mew

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Cedar Fair L.P.

Form 8-K Furnished February 14, 2018

File No. 001-09444

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced furnished Form 8-K. These comments were transmitted to us by letter dated April 17, 2018. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form 8-K Furnished February 14, 2018

Highlights

Comment 1: In the Highlights section of your earnings release, you discuss quarter over quarter increase to Adjusted EBITDA without providing similar discussion in regard to the comparable GAAP measure. We also note that you refer to your prior year results as “record Adjusted EBITDA,” without using similar terminology to refer to the comparable GAAP measure. Please revise accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” (“C&DI”) for guidance.

Response: The Partnership has reviewed Item 10(e)(1)(i)(A) and Question 102.10 of the updated C&DI. The Partnership acknowledges the Staff’s comment with respect to the discussion of fourth quarter Adjusted EBITDA in our February 14, 2018 earnings release and will provide similar discussion of the comparable GAAP measures when including similar disclosures in the Highlights section in future earnings releases. In addition, the Partnership will adjust disclosures in future earnings releases to remove superlative references such as “record” from non-GAAP measurements unless using similar terminology to refer to comparable GAAP measures.

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

May 1, 2018

2017 Full-Year Results

Comment 2: In the section titled “2017 Full-Year Results,” you provide a detailed discussion and analysis on your Adjusted EBITDA results without providing similar discussion in regards to the comparable GAAP measure. Please provide similar discussion and analysis of the comparable GAAP measure. Refer to the guidance referenced in above comment.

Response: The Partnership acknowledges the Staff’s comment with respect to the discussion and analysis on our Adjusted EBITDA results in the “2017 Full-Year Results” section in our February 14, 2018 earnings release. In response to the Staff’s comment and with reference to the guidance cited in the above comment, the Partnership will include additional disclosures in future earnings releases, where appropriate, to provide more detailed discussion and analysis of comparable GAAP measures, in particular net income, when providing discussion of Adjusted EBITDA.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow Executive Vice President and Chief Financial Officer